One Stop Systems, Inc.

2235 Enterprise Street #110

Escondido, CA 92029

August 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	One Stop Systems, Inc.

Registration Statement on Form S-3

Filed August 18, 2023

File No. 333-274073

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), One Stop Systems, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274073) to become effective on Friday, August 25, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Dennis J. Doucette, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Doucette at (858) 720-6322 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

ONE STOP SYSTEMS, INC.

/s/ John Morrison
John Morrison
Chief Financial Officer